1 2Q25 Results |1 VEON 2Q25 RESULTS PRESENTATION 7 August 2025 • DIRECT DIGITAL REVENUES UP 57% YOY • SOLID EXECUTION, STRONG RESULTS

2 2Q25 Results |2 DISCLAIMER VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") and have not been externally reviewed and/or audited. The financial information included in this document is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the current period or any future period. This document contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, operating model and development plans; VEON's ability to achieve anticipated performance results, including VEON’s growth trajectory and ability to generate sufficient cash flow to meet upcoming obligations; VEON’s intended expansion of its digital experience including through technologies such as artificial intelligence; VEON’s assessment of the impact of the war in Ukraine, including related sanctions and counter-sanctions, on its current and future operations and financial condition; VEON’s assessment of the impact of the political conflict in Bangladesh; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets as well as the impact of the consolidation of such newly acquired business and assets, like Uklon into VEON’s financials and results of operations; VEON’s ability to execute its strategic transactions in the timeframes anticipated, or at all ,including VEON's ability to complete the business combination that will result in the listing of Kyivstar on the Nasdaq Stock Market LLC; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; its dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this document are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the war in Ukraine, including further sanctions and counter-sanctions and any related involuntary deconsolidation of our Ukrainian operations; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers, including those that arise as a results of baseline or so called "reciprocal tariffs" imposed in the countries in which we operate; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s 2024 Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 25, 2025 and other public filings made from time to time by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events.

3 2Q25 Results |3 NOTICE TO READERS: FINANCIAL INFORMATION PRESENTED VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") based on internal management reporting, are the responsibility of management and have not been externally audited, reviewed, or verified. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for any future period. NOTICE TO READERS: IMPACT OF THE WAR IN UKRAINE The ongoing war in Ukraine and the resulting sanctions adopted by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, countersanctions and other legal and regulatory responses, as well as responses by our service providers, partners, suppliers and other counterparties, and the other indirect and direct consequences of the war have impacted and, if the war, such responses and other consequences continue or escalate, may significantly impact our results and aspects of our operations in Ukraine and may significantly affect our results and aspects of our operations in the other countries in which we operate. We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly. Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. DISCLOSURE REGARDING UKRAINE TOWER COMPANY (UTC) CONSOLIDATION The financial results presented for Kyivstar as part of VEON Group’s consolidated Q2 2025 financial statements include the full consolidation of Ukraine Tower Company LLC (“UTC”), consistent with its current ownership and control structure. However, it should be noted that in connection with the anticipated standalone listing of Kyivstar on Nasdaq, the financial disclosures prepared for the listed entity will exclude UTC, as UTC will not be consolidated within the scope of the listed Kyivstar entity at the time of listing.

4 2Q25 Results |4 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Anand Ramachandran Kaan Terzioğlu 4. 2025 OUTLOOK Kaan Terzioğlu 3. 2Q25 FINANCIAL RESULTS Burak Ozer 5. Q&A Kaan Terzioğlu, Burak Ozer, Anand Ramachandran

STRATEGIC CLARITY, DISCIPLINED EXECUTION

DELIVERED STRONG GROWTH	• Sustained strong revenue and profit growth into 2Q. • Grew wallet share; 11.2% LCY revenue growth outpaces both inflation and nominal GDP. • Sustained billion-dollar-a-quarter in revenues, scaled half-a-billion in EBITDA. • Revising 2025 outlook to reflect the strong operational performance.
SCALED DIGITAL SERVICES	• Grew direct digital revenues by 57% YoY; now 16.5% of total Group revenues. • Consolidated Uklon; a strategic milestone that unlocks new growth opportunities. • Accelerated integration of AI-powered features in our digital applications.
PROGRESSED ASSET-LIGHT STRATEGY	• Closed strategic partnership with Engro Corp, showcasing strategic value of our assets. • Advanced Kyivstar's plans to launch satellite communication services with Starlink.
DELIVERED SHAREHOLDER VALUE	• Completed Phase 3 of Share Buyback Plan. • Repaid the April 2025 and June 2025 notes at maturity. • Enhanced financial flexibility with subsequent USD 200 million bond placement. • Advanced Kyivstar's Nasdaq listing, with closing expected shortly.

2Q25 Results |5

6 2Q25 Results |6 13.2% 12.8% 13.6% 19.6% -10.0% 0.0% 10.0% 20.0% USD LCY YOY REVENUE AND EBITDA GROWTH Group Total Revenue, YoY Group EBITDA, YoY -4.3% 12.1% 5.9% 18.7% 15.1% 11.2% -5.0% 5.0% 15.0% 13-15% LCY 1 14-16% LCY 2 -10.6% 2Q23 2Q24 2Q25 2025 Guidance 2Q23 2Q24 2Q25 2025 Guidance Revenue growth continues to outpace inflation showcasing our ability to implement fair pricing and capture higher consumer wallet share 17.4 4.0 9.3 3.2 8.7 2.4 7.6 N/A LCY Inflation3 (%) USD Inflation (%) Notes: (1) Revised up from 12-14%; (2) Revised up from 13-15%; (3) Blended Weighted Average Inflation across VEON markets. 10.6%

2Q25 HIGHLIGHTS

TOTAL REVENUE
$1,087mn
+5.9% YoY
+11.2% YoY Local Currency
Sustained billion-dollar revenue momentum

TELCO/ INFRA REVENUE
$907mn
-0.5% YoY
+4.8% YoY Local Currency
Innovation in products and services driving customer engagement and ARPU

DIRECT DIGITAL REVENUE
$180mn
+56.6% YoY
+62.4% YoY Local Currency
16.5% of total revenues (versus 11.2% in 2Q24)

EBITDA
$520mn
+13.2% YoY
+19.6% YoY Local Currency
EBITDA margin of 47.8% (+3.1pp YoY)

CAPEX
$231mn
+27.5% YoY
LTM Capex intensity +3.4 p.p. YoY to 21.4% (18.3% excl. UKR)

LTM EQUITY FCF[1]
$611mn
+33.7% YoY
Strategic divestments that support our asset-light strategy and unlock value

NET DEBT[2]
$1,962mn
-11.9% YoY
Net debt (excl. leases) to EBITDA ratio of 1.3x, from 1.2x in 1Q25

GROUP CASH[3]
$1,283mn
+48.5% YoY
$206mn at HQ

Notes: (1) Last twelve months (LTM) Equity FCF is calculated before accounting for lease and license payments; Equity FCF adjusted to include proceeds from sales of business 2Q25 onwards, all historical numbers have been restated to reflect this as well; (2) Net debt figures exclude lease liabilities of USD 1.7 billion as of June 30, 2025; (3) Cash and cash equivalents and deposits includes USD 326 million relating to banking operations in Pakistan. However, this amount is excluded for calculation of net debt.

2Q25 Results | 7

OUR JOURNEY TOWARDS DIRECT DIGITAL REVENUES

We are focused on growing our direct digital revenues

Our core digital verticals include financial services, healthcare, education, entertainment, ride-hailing, and enterprise services (AdTech, cloud, software development).

In each of our local markets, we are focused on building robust digital products and services, leveraging our sustainable competitive advantages, resulting in:

- Low cost of customer acquisition
- Optimal cost of distribution



Direct digital revenues
USD, million
% of total revenues
5.5%
7.0%
11.2%
16.5%
53
64
115
180
Healthcare
2
Enterprise Services (incl. AdTech)
15
SuperApps & Digital Brands
16
Ride-Hailing
22
Entertainment
23
Financial Services
102
2Q22
2Q23
2Q24
2Q25

2Q25 Results |8

9 2Q25 Results |9 MULTIPLAY DRIVING REVENUE GROWTH Steady growth in 4G uptake Multiplay users drive top line growth Multiplay and Doubleplay 4G revenues (USD million) 89 99 103 57% 63% 68% 2Q23 2Q24 2Q25 275 364 438 200 184 193 2Q23 2Q24 2Q25 Multiplay Doubleplay 4G +3.9% 4G users YoY growth +26.8% Multiplay segment revenue YoY growth 4G users and penetration (3 months active, million) +4.6p.p. 4G penetration YoY growth +20.3% reported local currency Multiplay ARPU versus voice-only ARPU Multiplay and Voice-Only ARPU (USD) 3.23 3.51 3.39 0.91 0.93 0.91 2Q23 2Q24 2Q25 Multiplay ARPU Voice-only ARPU 3.6x 3.7x3.8x +24.1% Multiplay segment YoY growth Multiplay users Note: 4G usage below the 100Mb threshold is included in Multiplay and Double Play 4G user count (excluded prior to 1Q25).

10 2Q25 Results |10 GROUP OVERVIEW Note: YoY growth figures in local currencies. Total Rev. EBITDA Digital Rev. (as %) Direct Digital Rev. PAKISTAN 5.4 15.3 9.1 17.7 Q2 1H 27.9 35.7 42.1 28.1 Growth YoY (%) UKRAINE Total Rev. EBITDA Digital Rev. (as %) Direct Digital Rev. 23.5 25.8 39.5 36.1 Q2 1H 7.1 460.3 339.6 10.7 Growth YoY (%) Total Rev. EBITDA Digital Rev. (as %) Direct Digital Rev. KAZAKHSTAN (8.3) 3.1 (8.6) 1.3 Q2 1H 12.5 37.5 33.6 12.8 Growth YoY (%) Total Rev. EBITDA Digital Rev. (as %) Direct Digital Rev. BANGLADESH 79.8 (11.4) 42.0 (11.9) Q2 1H 1.9 80.4 95.6 3.2 Growth YoY (%) Total Rev. EBITDA Digital Rev. (as %) Direct Digital Rev. UZBEKISTAN 22.1 13.6 19.3 13.4 Q2 1H 10.3 198.5 211.0 10.2 Growth YoY (%)

11 2Q25 Results |11 11 OUR DIGITAL ECOSYSTEM Digital portfolio of assets as of June 30, 2025 44.6 USD 14.7mn Revenue 1.5 40.7 39.1 2.3 2.0x YoY -9.5% YoY +27.9% YoY +9.4% YoY +18.1% YoY 2.1x YoY -11.8% YoY (LCY) DIGITAL MAU ALL SERVICES +7.1% YoY 119.7mn DIGITAL-ONLY TOTAL MAU -6.1% YoY 29.3mn TRANSACTION VALUE LTM +53.0% YoY in LCY 43.8bn USD 3.7 DIGITAL REVENUE % IN TOTAL REV. +5.4pp YoY 16.5% 3.5 Note: YoY comparison is on a like-for-like basis and includes all DO1440 products. Gross transaction value and total usage time exclude self-service products. All MAUs refers to users active during June-2025 Digital-only MAU – users of VEON digital services and platforms who are subscribers from other mobile operators. Double Digit Growth Mn MAUs

OUR DIGITAL ASSETS
Growth engines powering engagement and scale

Financial Services

	MAUs	Growth YoY
	21.1mn	+19.4%
	9.8mn	+70.6%
	3.2mn	+94.7%
	1.5mn	+17.7%

MAUs **40.7mn** +27.9%

Entertainment Platforms

	MAUs	Growth YoY
	12.1mn[1]	-32.8%
	4.4mn	-64.6%
	2.0mn	+21.7%
	1.0mn	+20.3%
	890K	-3.2%

MAUs **39.1mn** -9.5%

SuperApps

	MAUs	Growth YoY
	21.2mn	+39.6%
	8.3mn	+3.0%
	5.4mn	+6.3%
	4.7mn	+2.5%
	4.6mn	+2.3%

MAUs **44.6mn** +18.1%

Ride-Hailing & Delivery

	Value	Growth YoY
Rides Booked	41.2mn	+18.9%
Deliveries Completed	1.1mn	+33.4%

MAUs **3.5mn**

Premium Digital Brands

	MAUs	Growth YoY
	691K	+20.6%
	754K	+71.8%
	644K	4.8x
	227K	

MAUs **2.3mn** 2.0x

Note: All MAUs refer to users active during June 2025;
(1) Tamasha recorded 17.0 million MAUs for April-25 on the back of marquee cricket tournaments, with June-25 MAUs reflecting typical seasonality in-between tournament schedules

2Q25 Results | 12

AGENDA

1. OPENING	Anand Ramachandran
2. HIGHLIGHTS & BUSINESS UPDATE	Kaan Terzioğlu
3. 2Q25 FINANCIAL RESULTS	Burak Ozer
4. 2025 OUTLOOK	Kaan Terzioğlu
5. Q&A	Kaan Terzioğlu, Burak Ozer, Anand Ramachandran

2Q25 Results | 13

14 2Q25 Results |14 2Q25 REVENUES Revenue, LCY 2Q25 results YoY trends TOTAL REVENUE $1,087mn +11.2% Local Currency +5.9% DIRECT DIGITAL REVENUE $180mn +25.8%+15.3% -11.4% +13.6%+3.1% -1.3% +62.4% Local Currency +56.6% REVENUE, FX DIFFERENCES IN 2Q25 (USD million) FX differences 1,087 395 286 201 117 75 13 (0) Pakistan Ukraine Kazakhstan Bangladesh Uzbekistan Kyrgyzstan HQ and eliminations VEON, reported +5.9% +11.2% Revenue, USD • 2Q25 revenue was USD 1,087 million, reflecting 5.9% YoY growth in reported terms and 11.2% in local currency terms. • Direct Digital Revenues reached USD 180 million in 2Q25, reflecting a 56.6% YoY increase in reported terms and 62.4% in local currency.

15 2Q25 Results |15 2Q25 EBITDA AND EBITDA MARGIN 2Q25 results YoY trends EBITDA $520mn +19.6% Local Currency +13.2% EBITDA MARGIN 47.8% +3.1 p.p. 520 164 166 100 88 28 5 -31 Pakistan Ukraine Kazakhstan Bangladesh Uzbekistan Kyrgyzstan HQ and eliminations VEON, underlying EBITDA, FX DIFFERENCES IN 2Q25 (USD million) FX differences EBITDA, LCY +23.5%+5.4% +79.8% +22.1%-8.3% +15.8% +13.2% +19.6% EBITDA, USD • 2Q25 EBITDA was USD 520 million, reflecting 13.2% YoY growth in reported terms and 19.6% in local currency terms. • EBITDA margin for the quarter grew by 3.1 p.p. to 47.8%.

16 2Q25 Results |16 2Q25 DEBT AND LIQUIDITY UPDATE CASH • Group cash at USD 1,283 million (of which USD 206 million is at the HQ level ) compared to USD 1,775 million in 1Q25 (of which USD 662 million was at HQ level). The change was primarily driven by net repayments of debt at HQ and the acquisition of Uklon Group. • Net dividends upstreamed from OpCos for 2Q25: USD 59 million (after withholding tax). DEBT • Gross debt at USD 4,627 million. An increase in lease liabilities was partially offset by the net repayment of debt at HQ and our operating companies. • April 2025 notes (USD 472 million) and June 2025 notes (USD 100 million) repaid at maturity. • Net debt/LTM EBITDA (excl leases) at 1.32x (vs. 1.23x in March 2025). SUBSEQUENT DEVELOPMENTS • Enhanced financial flexibility with the completion of a USD 200 million bond issuance. USD, million 30 June 2025 31 Mar 2025 QoQ Group cash 1,283 1,775 (27.7%) Gross debt, there of 4,627 4,377 5.7% Lease Liabilities 1,708 1,095 56.0% Net debt excl. leases 1,962 1,810 8.4% Net debt to LTM EBITDA excl. leases 1.32x 1.23x Note: Cash and cash equivalents and deposits includes USD 326 million relating to banking operations in Pakistan. This amount is however excluded for calculation of net debt.

AGENDA

1. OPENING	Anand Ramachandran
2. HIGHLIGHTS & BUSINESS UPDATE	Kaan Terzioğlu
3. 2Q25 FINANCIAL RESULTS	Burak Ozer
4. 2025 OUTLOOK	Kaan Terzioğlu
5. Q&A	Kaan Terzioğlu, Burak Ozer, Anand Ramachandran

2Q25 Results | 17

18 2Q25 Results |18 REVISING 2025 OUTLOOK1 (1) Based on blended weighted average inflation of 8.2% as of 4Q24. The weighted average inflation was 8.7% in 2Q25; (2) Local currency terms; (3) Versus prior underlying LCY Total revenue growth of 12%-14% and EBITDA growth of 13%-15%; (4) Excluding Ukraine, LTM capex excluding Ukraine was 18.3% as of June 2025. 1H25 Total Revenue, YoY 13.4% 2 EBITDA, YoY 20.8% 2 LTM Capex intensity 4 21.4% FY25 Outlook 1 Total Revenue, YoY 13%-15% growth 2,3 EBITDA, YoY 14%-16% growth 2,3 Capex intensity 4 17%-19%

19 2Q25 Results |19 Q&A VEON 2Q25 RESULTS PRESENTATION

20 2Q25 Results |20 PAKISTAN Sustained All-Round Growth • Telecom & Infrastructure Revenue: Grew 8.9% YoY in 2Q25, supported by an 3.5% increase in mobile users and higher ARPU. • Direct Digital Revenues: Increased 35.7% YoY, led by strong growth in JazzCash (+47.1% YoY) and MMBL (+36.2% YoY), fueled by rising digital engagement and lending volumes. • EBITDA: Increased 5.4% YoY, with margin moderating to 41.6%, reflecting the shift in business mix toward structurally lower-margin digital services and higher operating costs. • Capex at 10.7% YoY, with capex intensity at 14.4% (11.6% for 1H) driven by ongoing infrastructure investments and execution of strategic initiatives. 2Q25 RESULTS AND YOY TRENDS, PKR DIRECT DIGITAL REVENUE 31.2bn +35.7% 16.0bn +10.7% 42.4 47.3 54.6 59.5% 66.3% 73.9% 2Q23 2Q24 2Q25 CAPEX TOTAL REVENUE 111.2bn 46.2bn +15.3% EBITDA +5.4% 4G USERS AND PENETRATION (3 month active, million) SEGMENT REVENUES IN CONSUMER REVENUE (billion) DIRECT DIGITAL REVENUE AND % OF TOTAL REVENUE (billion) 43% 52% 60% 17% 13% 16%40% 34% 24%54.2 62.4 72.4 2Q23 2Q24 2Q25 Multiplay 2Play 4G Other 11 23 31 14.8% 23.9% 28.1% 2Q23 2Q24 2Q25 1 2 3

21 2Q25 Results |21 128 225 1,263 1.5% 2.4% 10.7% 2Q23 2Q24 2Q25 UKRAINE Building further on strong growth with Uklon • Telecom & Infrastructure Revenue: Increased 15.2% YoY, driven by a 20.6% uplift in ARPU from repricing measures, higher mobile data usage, and stable 4G user base. • Direct Digital Revenue: Grew 460.3% YoY, reflecting the first-time consolidation of Uklon and continued strength across Helsi and Kyivstar TV platforms. • EBITDA: Grew 23.5% YoY with a 58.2% margin (-1.1 p.p. YoY, without Uklon EBITDA margin YoY was stable), as higher digital contribution and inflationary pressures were offset by disciplined cost management and operational execution. • Capex at UAH 3.9 billion with capex intensity at 33.2% (28.2% for 1H), reflecting Kyivstar’s accelerated reinvestment to maintain technological leadership amid the ongoing conflict. 13.6 14.6 14.4 56.2% 62.4% 64.5% 2Q23 2Q24 2Q25 4G USERS AND PENETRATION (3 month active, million) DIRECT DIGITAL REVENUE AND % OF TOTAL REVENUE (million) SEGMENT REVENUES IN CONSUMER REVENUE1 (billion) 23% 33% 43% 43% 41% 39%34% 26% 18%7.2 7.8 9.1 2Q23 2Q24 2Q25 Multiplay 2Play 4G Other 2Q25 RESULTS AND YOY TRENDS, UAH DIRECT DIGITAL REVENUE +460% CAPEX +72.8% TOTAL REVENUE 11.9bn 6.9bn +25.8% EBITDA +23.5% 1.3bn 3.9bn 1 2 3

22 2Q25 Results |22 KAZAKHSTAN Growth driven by network investments and digital expansion • Telecom & Infrastructure Revenue: Declined 0.5% YoY. Excluding impact of TNS+ deconsolidation effective 4Q24, revenue rose 14.5% YoY, supported by ARPU growth and handset sales. • Direct Digital Revenue: Increased 37.5% YoY, accounting for 12.8% of total revenue, driven by strong user adoption across BeeTV, Simply, and IZI platforms. • EBITDA: Declined 8.3% YoY (or 4.3% YoY adjusted for the sale of TNS+), with margin down 6.2 p.p. to 49.6%. • Capex was at KZT 22.5 billion with capex intensity at 21.8% (17.4% for 1H), driven by LTE network expansion and deployment of MIMO and 4.9G technologies. 7.7 8.7 8.8 71.0% 76.0% 75.3% 2Q23 2Q24 2Q25 4G USERS AND PENETRATION (3 month active, million) SEGMENT REVENUES IN CONSUMER REVENUE (billion) 2Q25 RESULTS AND YOY TRENDS, KZT DIRECT DIGITAL REVENUE 13.3bn +37.5% 22.5bn +62.9% CAPEX TOTAL REVENUE 103.5bn 51.3bn +3.1% EBITDA -8.3% DIRECT DIGITAL REVENUE AND % OF TOTAL REVENUE (billion) 53% 62% 69% 27% 23% 16%19% 16% 15%56.8 67.4 71.2 2Q23 2Q24 2Q25 Multiplay 2Play 4G Other 7 10 13 8.7% 9.6% 12.8% 2Q23 2Q24 2Q25 +14.5% YoY Like-for-Like LCY1 -4.3% YoY Like-for-Like LCY1 1. Adjusting for the sale of TNS+. 1 2 3

23 2Q25 Results |23 BANGLADESH Growth challenges, margins and cost control hold firm • Telecom & Infrastructure Revenue: QoQ growth of 2.3% and a 4.1% YoY rise in mobile ARPU signal early signs of recovery, supported by increased data and voice usage. • Direct Digital Revenue: Grew 80.4% YoY, reflecting strong momentum across platforms like Ryze and MyBL. • EBITDA: Increased 79.8% YoY, reflecting structural cost efficiencies and one- off tax impacts. • Capex of BDT 705 million , at 5.0% capex intensity (5.5% for 1H) reflects a lean investment approach amid economic uncertainty, while sustaining Banglalink’s nationwide 4G network for future growth. 2Q25 RESULTS AND YOY TRENDS, BDT TOTAL REVENUE 14.2bn DIRECT DIGITAL REVENUE 10.7bn 459mn 705mn 18.1 21.3 18.2 46.2% 51.5% 52.3% 2Q23 2Q24 2Q25 EBITDA CAPEX -70.1%+79.8% 4G USERS AND PENETRATION (3 month active, million) SEGMENT REVENUES IN CONSUMER REVENUE (billion) +80.4%-11.4% DIRECT DIGITAL REVENUE AND % OF TOTAL REVENUE (million) 32% 34% 41% 20% 18% 23% 48% 47% 36% 14.0 14.1 12.9 2Q23 2Q24 2Q25 Multiplay 2Play 4G Other 8 254 459 0.1% 1.6% 3.2% 2Q23 2Q24 2Q25 1 2 3

24 2Q25 Results |24 UZBEKISTAN Growth driven by ARPU gains and expanding digital base • Telecom & Infrastructure Revenue: Increased 6.2% YoY, supported by ARPU growth through disciplined pricing, mobile financial services, and guest roaming. • Direct Digital Revenue: Rose 198.5% YoY, driven by rapid adoption of key platforms like Beepul, Hambi, and Kinom. • EBITDA: Grew 22.1% YoY with margin improving by 2.6 p.p. to 37.9%, as revenue growth outpaced rising costs from utilities, wages, and commercial investments. • Capex of UZS 366 billion, at 38.2% capex intensity (25.4% for 1H) reflects a more balanced phasing of investment levels after a subdued 1Q25, supporting future digital and user growth. 6.0 6.0 5.8 69.3% 74.5% 74.2% 2Q23 2Q24 2Q25 4G USERS AND PENETRATION (3 month active, million) SEGMENT REVENUES IN CONSUMER REVENUE (billion) 2Q25 RESULTS AND YOY TRENDS, UZS DIRECT DIGITAL REVENUE 97bn +198.5% 366bn +72.5% CAPEX TOTAL REVENUE 958bn 363bn +13.6% EBITDA +22.1% DIRECT DIGITAL REVENUE AND % OF TOTAL REVENUE (billion) 54% 65% 64% 26% 18% 17%19% 17% 18%706 785 888 2Q23 2Q24 2Q25 Multiplay 2Play 4G Other 36 33 97 4.8% 3.9% 10.2% 2Q23 2Q24 2Q25 1 2 3

25 2Q25 Results |25 1H25 REVENUES Revenue, LCY 1H25 results YoY trends TOTAL REVENUE $2,113mn +13.4% Local Currency +7.3% DIRECT DIGITAL REVENUE $326mn +36.1%+17.7% -11.9% +13.4%+1.3% -7.8% +58.7% Local Currency +53.6% REVENUE, FX DIFFERENCES IN 1H25 (USD million) FX differences 2,113 -1 781 542 389 228 147 26 Pakistan Ukraine Kazakhstan Bangladesh Uzbekistan Kyrgyzstan HQ and eliminations VEON, reported +13.4% +7.3% Revenue, USD 1 2 3

26 2Q25 Results |26 1H25 EBITDA AND EBITDA MARGIN 1H25 results YoY trends EBITDA $959mn +20.8% Local Currency +13.4% EBITDA MARGIN 45.4% +2.4 p.p. 959 326 309 195 126 56 9 -62 Pakistan Ukraine Kazakhstan Bangladesh Uzbekistan Kyrgyzstan HQ and eliminations VEON, reported EBITDA, FX DIFFERENCES IN 1H25 (USD million) FX differences EBITDA, LCY +39.5%+9.1% +42.0% +19.3%-8.6% -0.3% +13.4% +20.8% EBITDA, USD 1 2 3

1 2 3

FINANCIAL SERVICES IN PAKISTAN
JazzCash and Mobilink Bank

The most popular domestic mobile financial services app in Pakistan

MAU
21.1 million
+19.4% YoY

Active merchants
367,000+
+37.5% YoY

LTM Gross Transaction Value
PKR 11.7 trillion
+57.4% YoY

Daily average # of issued digital loans in 2Q25
140k+
+43.8% YoY

2Q25 RESULTS AND YOY TRENDS

TOTAL REVENUE
23.8bn
PKR
+38.0%

EBITDA
5.9bn
PKR
- 0.6%


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Pakistan's largest domestic digital bank with over 22% of loans issued digitally

MAU Dost app
68,400+
1.6x YoY

Gross Loan Portfolio
PKR 64.8 billion
11.8% YoY

Average loan size in 2Q25
PKR 441,900+
+36.8% YoY

2Q25 Results |27

28 2Q25 Results |28 RIDE-HAILING & DELIVERY Uklon  Leading domestic ride-hailing platform in Ukraine  Scaling operations and footprint in Uzbekistan MAU 3.5 million Rides Booked2 41.2 million +18.9% YoY Deliveries Completed2 1.1 million +33.4% YoY 1 2 3 TOTAL REVENUE1 21.7mn USD EBITDA1 USD 9.3mn 2Q25 RESULTS (1) Results for May & June 2025; (2) Operational data pertains to 2Q25.

29 2Q25 Results |29 DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. ARPU (Average revenue per user) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue), by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to the intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchases of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) capex divided by LTM total revenue. Direct digital revenues include revenues from VEON’s proprietary digital platforms and services. Doubleplay 4G customers are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA in the 2024 Form 20-F published by VEON. Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. We calculate Adjusted EBITDA as profit/(loss) for the period, before income taxes, depreciation, amortization, loss from disposal of non-current assets and impairment loss, financial expenses and costs, net foreign exchange gain/(loss) and share of profit/(loss) of associates and joint ventures. EBITDA margin is calculated as EBITDA (as defined above) divided by total revenue, expressed as a percentage. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities and proceeds from sale of business, less cash flow used in investing activities, excluding license payments, lease payments, Pakistan banking cash flows, cash outflows for business acquisitions, inflow/outflow of deposits, and financial assets. Gross debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalized leases. Identified items are amounts impacting revenues and/or EBITDA, that may be recurring in nature, but are not operational. Underlying revenues and/or EBITDA exclude such identified items. Local currency (or “LCY”) trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements (“constant FX”). LCY trends underlying (growth/decline) is an alternative performance measure that is calculated as local currency trends excluding identified items and other factors, such as businesses under liquidation, disposals, mergers and acquisitions with an absolute amount of USD 5 million or more. Mobile customers are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile data customers (also –mobile data subscribers) are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Mobile financial services (“MFS”) or digital financial services (“DFS”) are a variety of innovative services, such as mobile commerce which uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay customers (also – mobile subscribers) are doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Effective 1Q25, 4G usage below the 100Mb threshold is included in Multiplay and Double Play 4G user count (excluded prior to 1Q25). Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt including capitalized leases (unless specifically excluded) and short-term notional debt minus cash and cash equivalents and deposits excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and deposits and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Net Promoter Score (“NPS”) is the methodology VEON uses to measure customer satisfaction. Relative NPS (rNPS) – advantage or gap in NPS when compared to competition. Revenues from telecommunications services and from infrastructure (“Telecom and infrastructure revenues” or “Telecom and infra revenues”) are revenues generated by VEON from providing telecommunication and infrastructure services. Telecommunication services refer to data, voice, connectivity, television, and similar services, regardless of medium of transmission, including transmission by satellite. Infrastructure services refer to leasing or providing third-party access to physical network assets, such as towers and fiber-optic lines, owned by VEON, allowing external entities to utilize these resources. Total digital monthly active users (“MAU”) is a gross total cumulative MAU of all digital platforms, services and applications offered by an entity or by the Group and includes MAU who are active in more than one application.. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and “HQ” represents transactions related to management activities within the group in Dubai and Amsterdam.

30 2Q25 Results |30 ir@veon.com Tel: +971 4 433 1145 VEON 2Q25 RESULTS PRESENTATION